UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), in compliance with Instruction 358/02 issued by the Securities and Exchange Commission of Brazil (CVM), announces to the market in general.

COMPASS

Updates of investments through private transactions that occurred recently:

On August 27th, the financial settlement of the investment by Atmos, together with other investors in its portfolio ("Investors") took place, through a capital increase at Compass Gás e Energia SA ("Compass"), a subsidiary of the Company, in the amount of R$810 million through the issuance of new preferred shares representing 4.68% of Compass' equity. Compass was listed on B3 S.A. – Brasil, Bolsa, Balcão, and the preferred shares issued for this transaction were admitted to trading.

As a result of this investment, Compass Shareholders' Agreement executed between the Company and Investors becomes effective, which is available on Compass's investor relations website (https://www.compassbr.com/) and on CVM (www.cvm.gov.br).

On September 4th, the signing of a second round of investments through a private transaction at Compass Gás e Energia S.A. ("Compass") - subsidiary of the Company. The capital increase was carried out by Bradesco Vida e Previdência S.A., BC Gestão de Recursos Ltda., Prisma Capital Ltda. and Núcleo Capital Ltda. (together "Investors"), through the execution of an investment agreement that foresees the subscription of R$1,440 million and the issuance of new class B preferred shares, representing 7.68% of Compass' equity ("Transaction").

The Transaction was based on a Compass Equity Value of R$17,310 million pre-money, and after the capitalization of R$810 million completed on August 27, 2021.

On September 10th, the financial settlement of the investment made by Bradesco Vida e Previdência S.A. (“Bradesco”), through a capital increase at Compass Gás e Energia SA ("Compass") amounting to R$810 million, issuing new preferred shares representing 4.47% of Compass' equity.

The financial settlement of the R$ 630 million remaining investment from the second round of private agreements will happen as soon as the formalities are fulfilled. Once such proceeding is concluded, Bradesco's stake in Compass's capital stock will be 4.32%.

As a result of this investment, Shareholders' Agreement executed between Compass, the Company and Bradesco becomes effective. In addition, Cosan clarifies that BC Gestão de Recursos Ltda., Prisma Capital Ltda. and Nucleus Capital Ltda. are also part of this Shareholders' Agreement, with effectiveness contingent of their participation upon the conclusion of the investment.

Combined with the first round of investments, Compass shall have increased its capital stock by R$2,250 million, and therefore Cosan’s stake in Compass' total capital stock will be 88.00%.

These transactions reinforce Compass' investment abilities, enabling the implementation of its business plan. Cosan and Compass will continue to seek for alternatives to optimize its capital structure.

RUMO

Adhesion Agreement, with the State of Mato Grosso:

On September 21st, Rumo entered into the Adhesion Agreement, with the State of Mato Grosso, having as its object the Project of construction, operation, exploration and conservation, by means of authorization, under the regime of private law, at its own risk and expense, of a railroad that independently connects the road-rail terminal of Rondonópolis/MT to Cuiabá/MT and Lucas do Rio Verde/MT (“Project”).

The estimated investment for the Project is between R$ 9 and 11 billion, with the first terminal expected to operate in 2025/2026, and its completion in 2030. The term of the Adhesion Contract is valid for 45 years, renewable successively for equal periods, in accordance with the contractual requirements.

Rumo informs that will host a conference call with investors and the market to deal specifically with the Project, on September 29, 2021, at 06:00 p.m. Brasília time. The audio-conference access information will be disclosed on the Company's Investor Relations website.”

São Paulo, September 21, 2021

Marcelo Eduardo Martins
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2021

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer